Oakley, Inc. 401(k) Plan

Financial Statements for the Years
Ended December 31, 2003 and 2002,
Supplemental Schedule as of December 31,
2003 and Report of Independent Registered
Public Accounting Firm

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

for the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number

OAKLEY, INC. 401(k) PLAN

(Full title of the plan)

OAKLEY, INC.

(Name of issuer of the securities held pursuant to the plan)

One Icon, Foothill Ranch, California	92610
(Address of Principal Executive Offices of issuer of securities)	(Zip Code)

REQUIRED INFORMATION

Item 4. 401(k) Plan Financial Statements

The Oakley Inc. 401(k) Plan financial statements and schedule as of December 31, 2003, together with the Report of Independent Registered Public Accounting Firm.

OAKLEY, INC. 401(k) PLAN

NOTE:                 Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oakley, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Oakley, Inc. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

June 29, 2004

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments (Notes 1 and 3):
Guaranteed income account, at contract value (Note 5)	$1,904,753	$1,439,952
Pooled separate accounts, at fair value	8,755,097	5,379,401
Common stock	1,914,513	1,342,934
Participant loans receivable	463,507	493,398

Total investments	13,037,870	8,655,685

Receivables:
Employer contributions	1,568	25,601
Participant contributions	69,881	65,375

Total receivables	71,449	90,976

NET ASSETS AVAILABLE FOR BENEFITS	$13,109,319	$8,746,661

See accompanying notes to financial statements.

OAKLEY, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Contributions:
Participants (Note 4)	$1,979,598	$1,956,778
Employer (Note 4)	733,408	680,211
Rollovers	84,338	227,442
Other income	32,097	30,297
Interest and dividend income	66,086	52,127
Net appreciation in fair value of investments (Note 3)	2,150,021

Total additions	5,045,548	2,946,855

DEDUCTIONS:
Net depreciation in fair value of investments		1,968,350
Withdrawals	608,300	607,086
Loan disbursements	61,895	10,558
Expenses	12,695	21,655

Total deductions	682,890	2,607,649

NET INCREASE (Note 4)	4,362,658	339,206

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	8,746,661	8,407,455

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$13,109,319	$8,746,661

See accompanying notes to financial statements.

OAKLEY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                      PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Oakley, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General—The Plan was established October 1, 1994. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Oakley, Inc. and its subsidiaries (“Employer,” “Company” and “Administrator”) who have completed more than six months of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The accounting records of the Plan are maintained on the accrual basis.

Basis of Accounting—The accompanying financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America.

Funding Policy—Participants are entitled to defer 1% to 20% of their pretax compensation through contributions to the Plan, up to a maximum of $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. In 2003 and 2002, all employees who are eligible to make pretax deferrals under the plan and who had attained age 50 before the close of the plan year were eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (the ”Code”). Catch-up contributions were limited to $2,000 and $1,000 for the years ended December 31, 2003 and 2002, respectively. Participants are not allowed to make any other contributions to the Plan, except for rollover contributions from other retirement plans. The Employer has agreed to contribute $0.50 for each $1.00 contributed by the participant, up to 6% of the participant’s salary and not to exceed $4,000. Certain expenses of the Plan are paid directly by the Employer. For the years ended December 31, 2003 and 2002, expenses of $11,833 and $13,731, respectively, were paid by the Employer.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. The method of allocation is defined in the Plan Agreement.

Investments— Upon enrollment in the Plan, participants may direct their salary deferral contributions and their share of employer contributions in any of 27 investment options offered by the Plan, including common stock of the Plan Sponsor. The assets are managed by Connecticut General Life Insurance Company (“CIGNA” or the “Trustee”).

Benefit Distribution—A participant’s account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who suffer certain financial hardships and meet criteria established by the Internal Revenue Service (“IRS”). Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump-sum distribution.

Vesting—Participant elective deferral contributions are fully vested at all times. All participants become 100% vested in Employer contributions only upon completion of three years of employment with the Employer. Vested balances may be withdrawn when participants become disabled, die, retire or terminate employment.

Death and Disability Benefits—Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

Plan Termination—Although the Employer has not expressed any intent to terminate the Plan, the Employer has the right, at any time, to declare the Plan terminated completely or terminated as to any of the Employer’s divisions, facilities or operational units.

In the event that the Plan terminates, the accounts of all participants will become fully vested.

Benefits Payable—As of December 31, 2003 and 2002, there were no benefits payable to participants who have withdrawn from the Plan included in net assets available for benefits. Benefits are recognized when paid.

Participant Loans Receivable—The Plan permits participants to borrow certain amounts against their account balances. Such loans can be up to 50% of the participant’s vested account balance, not to exceed a maximum loan amount of $50,000. Such loans bear interest at a reasonable rate determined by the Plan administrator, and are repaid to the participant’s account over no more than five years, except in the case of loans used to acquire a primary residence. Participant loans bear interest at rates ranging from 5% to 9% at December 31, 2003 and from 7% to 9% at December 31, 2002.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates. The Plan utilizes various investment instruments, including investment contracts, pooled separate accounts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for its investment contract that is valued at contract value, which approximates fair value. Investment gains and losses (realized and unrealized) are included in the net appreciation (depreciation) in fair value of investments in the accompanying financial statements. Units in pooled separate accounts are valued at the quoted market prices of the underlying securities, primarily mutual funds at year-end. The Employer stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses—The costs of administering the Plan are paid for by the Employer, with the exception of fees charged by CIGNA, which are applied directly to participants’ accounts.

Nonexempt Transactions—Oakley, Inc. remitted the September 2001 participant contributions of $85,081, to the trustee in November 2001, which was later than required by D.O.L. Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis. Such contribution is included in participant contributions for the year ended December 31, 2002.

Reclassifications—Certain reclassifications have been made to prior year financial statements to conform to the presentation for the financial statements for the year ended December 31, 2003.

2.                      TAX STATUS

The IRS has determined and informed the Company by letter dated August 13, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

3.                      INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	2003	2002

CIGNA Charter Guaranteed Income Fund, 53,960 and 41,996 shares, respectively	$1,904,753	$1,439,952

CIGNA Lifetime 30 Fund, 43,922 and 35,317 shares, respectively	1,003,625	652,158

S&P 500 Index Fund, 15,815 and 12,228 shares, respectively	950,978	565,959

American Century – Twentieth Century Ultra Fund, 15,121 and 12,731 shares, respectively	720,074	482,427

Janus Worldwide Fund, 20,246 and 19,549 shares, respectively	1,022,950	796,765

Oakley, Inc. Class A common stock, 138,332 and 130,749 shares, respectively	1,914,513	1,342,934

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,150,021 and depreciated in value by $1,968,350 as follows:

	2003	2002

Pooled separate accounts	$1,634,468	$(1,336,998)
Common stock	515,553	(631,352)

	$2,150,021	$(1,968,350)

4.                      RECONCILIATION OF FORM 5500 TO FINANCIAL STATEMENTS

The information contained in the financial statements does not agree to the information contained in the December 31, 2003 and 2002 Form 5500, which was prepared on a cash basis. The differences are due to the recording of a receivable for participant and employer contributions, interest receivable on participant loans, and participant loan disbursements in the financial statements. The following is a reconciliation of the differences as of and for the years ended December 31, 2003 and 2002:

	2003	2002

Net assets per Form 5500	$13,037,870	$8,655,685
December 31, 2003, receivable not recorded on Form 5500	71,449
December 31, 2002, receivable not recorded on Form 5500		90,976

Net assets per financial statements	$13,109,319	$8,746,661

Participant contributions per Form 5500	$1,975,092	$1,954,633
December 31, 2003, participant receivable not recorded on Form 5500	69,881
December 31, 2002, participant receivable not recorded on Form 5500	(65,375)	65,375
December 31, 2001, participant receivable not recorded on Form 5500		(63,230)

Participant contributions per financial statements	$1,979,598	$1,956,778

Employer contributions per Form 5500	$757,441	$681,313
December 31, 2003, employer receivable not recorded on Form 5500	1,568
December 31, 2002, employer receivable not recorded on Form 5500	(25,601)	25,601
December 31, 2001, employer receivable not recorded on Form 5500		(26,703)

Employer contributions per financial statements	$733,408	$680,211

Interest on participant loans per Form 5500	$29,638	$30,151
Other income per Form 5500	1,631
December 31, 2003, interest receivable on participant loans not recorded on Form 5500	828
December 31, 2002, interest receivable on participant loans not recorded on Form 5500		146

Other income per financial statements	$32,097	$30,297

Participant loan disbursements per Form 5500	$61,067	$10,412
December 31, 2003, accrued participant loan interest distributed not recorded on Form 5500	828
December 31, 2002, accrued participant loan interest distributed not recorded on Form 5500		146

Loan disbursements per financial statements	$61,895	$10,558

Net increase in assets per Form 5500	$4,382,185	$338,163
December 31, 2003, receivable not recorded on Form 5500	71,449
December 31, 2002, receivable not recorded on Form 5500	(90,976)	90,976
December 31, 2001, receivable not recorded on Form 5500		(89,933)

Net increase in assets per financial statements	$4,362,658	$339,206

5.                      VALUATION OF INVESTMENT CONTRACTS

The Plan’s investment contracts are fully benefit responsive and have an estimated fair value that equals their contract value of $1,904,753 and $1,439,952 at December 31, 2003 and 2002, respectively. The Plan’s investment contracts earn interest at 2.95% and 4.05% at December 31, 2003 and 2002, respectively.

6.                      RELATED-PARTY TRANSACTIONS

Certain investment fund options are managed by CIGNA. CIGNA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Company for the investment management services amounted to $11,833 and $13,731 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Plan held 138,332 and 130,749 shares, respectively, of common stock of Oakley, Inc., the sponsoring employer, with a fair value of $1,914,513 and $1,342,934, respectively.

* * * * * *

SUPPLEMENTAL SCHEDULE

OAKLEY, INC. 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment		Current Value

Connecticut General Life Insurance Co.	CIGNA Charter Guaranteed Income Fund	GIC	$1,904,753
Connecticut General Life Insurance Co.	CIGNA Lifetime 60 Fund	Mutual Fund	52,910
Connecticut General Life Insurance Co.	CIGNA Lifetime 50 Fund	Mutual Fund	130,082
Connecticut General Life Insurance Co.	CIGNA Lifetime 40 Fund	Mutual Fund	448,190
Connecticut General Life Insurance Co.	CIGNA Lifetime 30 Fund	Mutual Fund	1,003,625
Connecticut General Life Insurance Co.	CIGNA Lifetime 20 Fund	Mutual Fund	597,331
Connecticut General Life Insurance Co.	CIGNA Charter Balanced Fund I	Mutual Fund	180,643
Connecticut General Life Insurance Co.	S&P 500 Index Fund	Mutual Fund	950,978
Connecticut General Life Insurance Co.	American Century – Twentieth Century Ultra Fund	Mutual Fund	720,074
Connecticut General Life Insurance Co.	INVESCO Dynamics	Mutual Fund	392,170
Connecticut General Life Insurance Co.	AIM Constellation Fund	Mutual Fund	376,780
Connecticut General Life Insurance Co.	Templeton Growth Fund	Mutual Fund	463,112
Connecticut General Life Insurance Co.	Janus Worldwide Fund	Mutual Fund	1,022,950
Connecticut General Life Insurance Co.	Janus Advisor Balanced Fund	Mutual Fund	234,359
Connecticut General Life Insurance Co.	Fidelity Advisor Equity Growth Fund	Mutual Fund	486,561
Connecticut General Life Insurance Co.	Large Cap Value /John A. Levin Fund	Mutual Fund	266,825
Connecticut General Life Insurance Co.	Large Cap Growth /Morgan Stanley Fund	Mutual Fund	406,532
Connecticut General Life Insurance Co.	Small Cap Growth/TimesSquare Fund	Mutual Fund	192,431
Connecticut General Life Insurance Co.	Mid Cap Blend/Amsterdam Fund	Mutual Fund	440,680
Connecticut General Life Insurance Co.	American Century International Growth Fund	Mutual Fund	44,233
Connecticut General Life Insurance Co.	Core Bond Fund	Mutual Fund	70,849
Connecticut General Life Insurance Co.	TimesSquare Short Term Bond Fund	Mutual Fund	8,092
Connecticut General Life Insurance Co.	TimesSquare Core Plus Bond Fund	Mutual Fund	76,789
Connecticut General Life Insurance Co.	Alliance Growth and Income A Fund	Mutual Fund	75,198
Connecticut General Life Insurance Co.	Strong Advisor Small Cap Value A Fund	Mutual Fund	100,609
Connecticut General Life Insurance Co.	Growth and Income/Multi-Manager Fund	Mutual Fund	13,094
Alex Brown & Sons	Oakley Stock	Common Stock	1,914,513
	Participant loans receivable	Note receivables maturing on various dates through 2013, with interest rates ranging from 5% to 9% at date of inception of loans	463,507

			$13,037,870

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor Management has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Accepted by: OAKLEY, INC. 401(k) PLAN

Signature:	/s/ Cosmas N. Lykos
Vice President

Date:	7/13/04

(1291391)